Unaudited supplemental condensed consolidating financial information of

TEMBEC INC.

Quarters ended December 24, 2011 and December 25, 2010

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

The following condensed consolidating financial information is prepared in compliance with National Instrument 51-102 – Continuous Disclosure Obligations, under Canadian securities laws.

The senior secured notes (the “Notes”) of Tembec Industries Inc. (the "Subsidiary Issuer") are fully and unconditionally guaranteed on a joint and several basis by Tembec Inc. (the "Parent Company") and most of the Subsidiary Issuer’s subsidiaries located in Canada (the “Guarantor Subsidiaries”). The Subsidiary Issuer and each of the Guarantor Subsidiaries are 100% owned by the Parent Company. The Notes are not guaranteed by the Company’s other subsidiaries (the “Other Subsidiaries”).

The following supplemental condensed consolidating financial information sets forth, on an unconsolidated basis, the balance sheets as at December 24, 2011, September 24, 2011 and December 25, 2010, and the statements of comprehensive earnings (loss) and cash flows for the quarters ended December 24, 2011 and December 25, 2010, for the Parent Company and for the Subsidiary Issuer. It also provides the same information on a combined basis for the Guarantor Subsidiaries and the Other Subsidiaries.

The supplemental condensed consolidating financial information, which has been prepared in accordance with International Financial Reporting Standards (IFRS), reflects the investments of the Parent Company in the Subsidiary Issuer using the equity method. Investments of the Subsidiary Issuer in the Guarantor Subsidiaries and Other Subsidiaries are also accounted for using this method.

More information on the Company and its significant accounting policies are included in the unaudited interim consolidated financial statements for the quarter ended December 24, 2011.

TEMBEC Supplemental Information for first quarter 2012	1

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

Condensed consolidated balance sheets

(unaudited)(in millions of Canadian dollars)

				Quarter ended December 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$3	$16	$60	$-	$79
Cash held in trust	-	-	2	5	-	7
Trade and other receivables	36	345	252	50	(525)	158
Inventories	-	-	233	28	-	261
Prepaid expenses	-	1	2	1	-	4
Assets held for sale	-	-	56	-	-	56
	36	349	561	144	(525)	565
Investments	183	452	-	-	(635)	-
Property, plant and equipment	-	5	375	91	-	471
Biological assets	-	-	5	-	-	5
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	25	1	2	-	28
Deferred tax assets	-	(1)	-	13	-	12
	$219	$830	$942	$251	$(1,160)	$1,082

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$46	$2	$-	$48
Trade, other payables and accrued charges	2	206	458	77	(525)	218
Interest payable	-	1	-	-	-	1
Provisions	-	1	1	-	-	2
Current portion of long-term debt	4	-	-	14	-	18
Liabilities held for sale	-	-	22	-	-	22
	6	208	527	93	(525)	309
Long-term debt	1	248	-	26	(6)	269
Provisions	-	5	10	-	-	15
Employee future benefits	-	177	57	41	-	275
Other long-term liabilities	-	-	2	-	-	2
	7	638	596	160	(531)	870

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(349)	(360)	(322)	54	628	(349)
Accumulated other comprehensive earnings (loss)	(3)	(3)	-	(3)	6	(3)
	212	192	346	91	(629)	212
	$219	$830	$942	$251	$(1,160)	$1,082

TEMBEC Supplemental Information for first quarter 2012	2

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

Condensed consolidated balance sheets (continued)

(unaudited)(in millions of Canadian dollars)

					Year ended September 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$-	$40	$59	$-	$99
Cash held in trust	-	-	-	6	-	6
Trade and other receivables	35	339	100	49	(341)	182
Inventories	-	-	232	29	-	261
Prepaid expenses	-	1	5	-	-	6
Assets held for sale	-	-	-	-	-	-
	35	340	377	143	(341)	554
Investments	205	473	-	-	(678)	-
Property, plant and equipment	-	5	393	93	-	491
Biological assets	-	-	4	-	-	4
Employee future benefits	-	-	-	1	-	1
Other long-term receivables	-	25	1	2	-	28
Deferred tax assets	-	-	-	15	-	15
	$240	$843	$775	$254	$(1,019)	$1,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$6	$-	$6
Trade, other payables and accrued charges	-	191	313	83	(341)	246
Interest payable	-	8	-	-	-	8
Provisions	-	-	8	-	-	8
Current portion of long-term debt	5	-	-	13	-	18
Liabilities held for sale	-	-	-	-	-	-
	5	199	321	102	(341)	286
Long-term debt	2	249	-	26	(6)	271
Provisions	-	-	16	-	-	16
Employee future benefits	-	181	62	42	-	285
Other long-term liabilities	-	-	2	-	-	2
	7	629	401	170	(347)	860

Shareholders' equity:
Share capital	564	555	668	40	(1,263)	564
Retained earnings (deficit)	(333)	(343)	(294)	42	595	(333)
Accumulated other comprehensive earnings (loss)	2	2	-	2	(4)	2
	233	214	374	84	(672)	233
	$240	$843	$775	$254	$(1,019)	$1,093

TEMBEC Supplemental Information for first quarter 2012	3

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

Condensed consolidated balance sheets (continued)

(unaudited)(in millions of Canadian dollars)

				Quarter ended December 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$2	$12	$42	$-	$56
Cash held in trust	-	-	-	5	-	5
Trade and other receivables	36	301	137	38	(344)	168
Inventories	-	-	245	21	-	266
Prepaid expenses	-	1	5	1	-	7
Assets held for sale	-	-	-	-	-	-
	36	304	399	107	(344)	502
Investments	263	504	-	-	(767)	-
Property, plant and equipment	-	5	403	80	-	488
Biological assets	-	-	7	-	-	7
Other long-term receivables	-	26	2	1	-	29
Deferred tax assets	-	-	-	25	-	25
	$299	$839	$811	$213	$(1,111)	$1,051

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans	$-	$-	$-	$3	$-	$3
Trade, other payables and accrued charges	-	180	285	87	(344)	208
Interest payable	-	1	-	-	-	1
Provisions	-	-	6	-	-	6
Current portion of long-term debt	5	-	-	12	-	17
Liabilities held for sale	-	-	-	-	-	-
	5	181	291	102	(344)	235
Long-term debt	4	243	-	22	(6)	263
Provisions	-	-	18	-	-	18
Employee future benefits	-	145	53	43	-	241
Other long-term liabilities	3	2	2	-	-	7
	12	571	364	167	(350)	764

Shareholders' equity:
Share capital	564	551	668	34	(1,253)	564
Retained earnings (deficit)	(275)	(281)	(221)	14	488	(275)
Accumulated other comprehensive earnings (loss)	(2)	(2)	-	(2)	4	(2)
	287	268	447	46	(761)	287
	$299	$839	$811	$213	$(1,111)	$1,051

TEMBEC Supplemental Information for first quarter 2012	4

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

				Quarter ended December 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Sales	$-	$-	$339	$66	$(4)	$401
Freight and other deductions	-	-	49	5	(1)	53
Lumber export taxes	-	-	2	-	-	2
Cost of sales (excluding depreciation and amortization)	-	-	279	40	(3)	316
Selling, general and administrative	-	1	16	1	-	18
Share-based compensation	-	-	-	-	-	-
Depreciation and amortization	-	-	11	1	-	12
Other items	(1)	1	2	-	-	2
Operating earnings (loss)	1	(2)	(20)	19	-	(2)
Interest, foreign exchange and other	-	1	8	1	-	10
Exchange loss on long-term debt	-	(2)	-	-	-	(2)
Net finance costs (income)	-	(1)	8	1	-	8
Earnings (loss) before income taxes and share of results significantly influenced companies	1	(1)	(28)	18	-	(10)
Income tax expense	-	-	-	6	-	6
Share of results significantly influenced companies	(17)	(16)	-	-	33	-
Net earnings (loss)	(16)	(17)	(28)	12	33	(16)
Other comprehensive earnings:
Foreign currency translation differences for foreign operations	(5)	(5)	-	(5)	10	(5)
Total comprehensive earnings (loss)	$(21)	$(22)	$(28)	$7	$43	$(21)
Basic and diluted net loss in dollars per share						$(0.16)

TEMBEC Supplemental Information for first quarter 2012	5

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

Condensed consolidated statements of comprehensive earnings (loss) (continued)

(unaudited)(in millions of Canadian dollars, unless otherwise noted)

				Quarter ended December 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidation
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidation
Sales	$-	$1	$378	$47	$(4)	$422
Freight and other deductions	-	-	55	4	(2)	57
Lumber export taxes	-	-	3	-	-	3
Cost of sales (excluding depreciation and amortization)	-	-	293	37	(2)	328
Selling, general and administrative	-	2	15	1	-	18
Share-based compensation	-	4	-	-	-	4
Depreciation and amortization	-	-	11	2	-	13
Other items	-	1	1	-	-	2
Operating earnings (loss)	-	(6)	-	3	-	(3)
Interest, foreign exchange and other	(1)	3	9	1	-	12
Exchange loss on long-term debt	-	(5)	-	-	-	(5)
Net finance costs (income)	(1)	(2)	9	1	-	7
Earnings (loss) before income taxes and share of results significantly influenced companies	1	(4)	(9)	2	-	(10)
Income tax expense	-	-	-	1	-	1
Share of results significantly influenced companies	(11)	(7)	-	-	18	-
Net earnings (loss)	(10)	(11)	(9)	1	18	(11)
Other comprehensive earnings:
Foreign currency translation differences for foreign operations	(2)	(2)	-	(2)	4	(2)
Total comprehensive earnings (loss)	$(12)	$(13)	$(9)	$(1)	$22	$(13)
Basic and diluted net loss in dollars per share						$(0.11)

TEMBEC Supplemental Information for first quarter 2012	6

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows

(unaudited)(in millions of Canadian dollars)

				Quarter ended December 24, 2011
	Parent	Subsidiary	Guarantor	Other	Consolidated
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(16)	$(17)	$(28)	$12	$33	$(16)
Adjustments for:
Depreciation and amortization	-	-	11	1	-	12
Net finance costs	-	(1)	8	1	-	8
Income tax expense	-	-	-	6	-	6
Excess cash contributions over employee future benefits expense	-	(5)	(4)	(1)	-	(10)
Share of results of significantly influenced companies	17	16	-	-	(33)	-
Other	(1)	11	(8)	-	-	2
	-	4	(21)	19	-	2
Change in non-cash working capital:
Trade and other receivables	-	(6)	(9)	(1)	30	14
Inventories	-	-	(34)	-	-	(34)
Prepaid expenses	-	-	3	(1)	-	2
Trade, other payables and accrued charges	1	17	3	(8)	(30)	(17)
	1	11	(37)	(10)	-	(35)
	1	15	(58)	9	-	(33)
Cash flows from investing activities:
Additions to property, plant and equipment	-	-	(19)	(4)	-	(23)
Proceeds on sale of assets	1	3	13	-	-	17
Other	-	-	(3)	-	-	(3)
	1	3	(9)	(4)	-	(9)
Cash flow from financing activities:
Change in operating bank loans	-	-	46	(4)	-	42
Cash held in trust	-		(2)	-	-	(2)
Increase in long-term debt	-	-	-	4	-	4
Repayments of long-term debt	(2)	-	-	(1)	-	(3)
Interest paid	-	(15)	-	-	-	(15)
Other	-	-	(1)	-	-	(1)
	(2)	(15)	43	(1)	-	25
	-	3	(24)	4	-	(17)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	(3)	-	(3)
Net decrease in cash and cash equivalents	-	3	(24)	1	-	(20)
Cash and cash equivalents, beginning of period	-	-	40	59	-	99
Cash and cash equivalents, end of period	$-	$3	$16	$60	$-	$79

TEMBEC Supplemental Information for first quarter 2012	7

TEMBEC INC.
SUPPLEMENTAL INFORMATION

Quarter ended December 24, 2011

Supplemental condensed consolidating financial information

Condensed consolidated statements of cash flows (continued)

(unaudited)(in millions of Canadian dollars)

				Quarter ended December 25, 2010
	Parent	Subsidiary	Guarantor	Other	Consolidated
	Company	Issuer	Subsidiaries	Subsidiaries	Adjustments	Consolidated
Cash flows from operating activities:
Net earnings (loss)	$(10)	$(11)	$(9)	$1	$18	$(11)
Adjustments for:
Depreciation and amortization	-	-	11	2	-	13
Net finance costs	(1)	(2)	9	1	-	7
Income tax expense	-	-	-	1	-	1
Excess cash contributions over employee future benefits expense	-	(1)	(2)	(1)	-	(4)
Share of results of significantly influenced companies	11	7	-	-	(18)	-
Other	-	4	(9)	2	-	(3)
	-	(3)	-	6	-	3
Change in non-cash working capital:
Trade and other receivables	2	(12)	36	2	10	38
Inventories	-	-	(14)	2	-	(12)
Prepaid expenses	-	-	1	-	-	1
Trade, other payables and accrued charges	-	26	(32)	(6)	(10)	(22)
	2	14	(9)	(2)	-	5
	2	11	(9)	4	-	8
Cash flows from investing activities:
Additions to property, plant and equipment	-	-	(4)	(4)	-	(8)
Proceeds on sale of assets	-	-	-	-	-	-
Other	-	-	1	-	-	1
	-	-	(3)	(4)	-	(7)
Cash flow from financing activities:
Change in operating bank loans	-	-	-	2	-	2
Cash held in trust	-	-	-	-	-	-
Increase in long-term debt	-	-	-	-	-	-
Repayments of long-term debt	(2)	-	-	-	-	(2)
Interest paid	-	(9)	-	-	-	(9)
Other	-	-	-	(2)	-	(2)
	(2)	(9)	-	-	-	(11)
	-	2	(12)	-	-	(10)
Foreign exchange gain on cash and cash equivalents held in foreign currencies	-	-	-	(2)	-	(2)
Net decrease in cash and cash equivalents	-	2	(12)	(2)	-	(12)
Cash and cash equivalents, beginning of period	-	-	24	44	-	68
Cash and cash equivalents, end of period	$-	$2	$12	$42	$-	$56

TEMBEC Supplemental Information for first quarter 2012	8